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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 29 2008

Washington, DC
112



08028984

SEC FILE NUMBER
B- 44995

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____1/1/07_____ AND ENDING_____12/31/07_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lucien, Stirling & Gray Financial Corporation

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

4005 Guadalupe Street
_____
(No. and Street)

Austin   TX   78751
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Walter L. Wilson, III   Exec. V.P.,Operations   512/458-3303
                                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kerry Joe Brockman & Associates   Certified Public Accountants
_____
(Name – if individual, state last, first, middle name)

7756 Northcross Dr.   Ste. 201   Austin   TX   78757
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 2 1 2008

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, __Walter L. Wilson, III_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Lucien, Stirling & Gray Financial Corporation_____, as of __December 31_____, 20 07____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____None_____

_____

_____

LONDA BOWLIN
NOTARY PUBLIC STATE OF TEXAS
COMMISSION EXPIRES:
JANUARY 10, 2009

_____
Signature

Exec. V.P., Operations
_____
Title

Londa Bowlin
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- N/A ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor s Report on Internal Accounting Controls

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Kerry Joe Brockman
Certified Public Accountant
7756 Northcross Dr., Suite 201
Austin, TX 78757-1725

LUCIEN, STIRLING & GRAY FINANCIAL CORPORATION

◀ ◀ ◀ ◀ ◀ ◀ ◀ ◀ ◀ ◀ ◀ ◀ ▶ ▶ ▶ ▶ ▶ ▶ ▶ ▶ ▶ ▶ ▶ ▶

AUDITED FINANCIAL STATEMENTS

December 31, 2007 and December 31, 2006

◀ ◀ ◀ ◀ ◀ ◀ ◀ ◀ ◀ ◀ ◀ ◀ ▶ ▶ ▶ ▶ ▶ ▶ ▶ ▶ ▶ ▶ ▶ ▶

Kerry Joe Brockman
Certified Public Accountant
7756 Northcross Dr., Suite 201
Austin, TX 78757-1725

Phone: 512-454-3531 FAX: 512-454-1470
email: kerry@shield.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of
Lucien, Stirling & Gray Financial Corporation

We have audited the accompanying statements of financial condition of Lucien, Stirling & Gray Financial Corporation (the Company) as of December 31, 2007 and 2006, and the related statements of income and changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lucien, Stirling & Gray Financial Corporation at December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 27, 2008

Kerry Joe Brockman
Certified Public Accountant
Austin, Texas

LUCIEN, STIRLING & GRAY FINANCIAL CORPORATION
Statements of Financial Condition
December 31, 2007 and 2006

	2007	2006
ASSETS		
CURRENT ASSETS		
Cash in Bank	$ 43,937	$ 29,307
Commissions Receivable	1,307	8,185
Prepaid Expenses	0	5,419
TOTAL CURRENT ASSETS	45,244	42,911
PROPERTY & EQUIPMENT		
Furniture, Fixtures & Equipment	40,463	49,652
Less Accumulated Depreciation	(40,463)	(49,487)
TOTAL PROPERTY & EQUIPMENT (NET)	0	165
OTHER ASSETS		
Investments - Held to Maturity	0	51,900
CRD Balance	1,088	1,468
FINRA Advertising Account	150	150
TOTAL OTHER ASSETS	1,238	53,518
TOTAL ASSETS	**$ 46,482**	**$ 96,594**
LIABILITIES & STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Commissions Payable	$ 1,156	$ 8,105
Income and Franchise Taxes Payable	180	384
TOTAL LIABILITIES	1,336	8,489
STOCKHOLDERS' EQUITY		
Capital Stock	15,000	15,000
Treasury Stock	(322)	0
Retained Earnings	30,468	73,105
TOTAL STOCKHOLDERS' EQUITY	45,146	88,105
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	**$ 46,482**	**$ 96,594**

See independent auditor's report and notes to
the financial statements.

LUCIEN, STIRLING & GRAY FINANCIAL CORPORATION
Notes to Financial Statements
(See Auditor's Report)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Lucien, Stirling & Gray Financial Corporation (the Company), a Texas corporation, was incorporated on May 27, 1992, and engages in the purchase and sale of mutual funds, annuities, and life and health insurance products for its customers in public and private, wholesale and retail transactions. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). As a percentage of sales revenue, mutual funds predominate in importance among the products offered. The principal market area for the Company consists of the Central Texas region. The Company does not maintain customer accounts and does not handle securities. Customers' securities and insurance transactions are recorded on a trade date basis with related commission income and expenses.

The Company accounts for income taxes under the provisions of SFAS 109. SFAS 109 uses an asset and liability approach in accounting for income taxes. Deferred income taxes are recognized based on tax effects attributable to temporary differences of assets and liabilities and loss carryforwards which are deductible or taxable in future years.

Depreciation is generally provided on a straight-line basis using estimated useful lives of three to five years. Intangible assets are amortized over the lesser of the economic useful life of the asset or five years.

The Company first acquired investments for long term holdings during the year ended December 31, 2000. These investments are restricted securities. All investments are shown at cost. The Company divested itself of all investments in 2007.

For purposes of the statements of cash flows, the Company considers its demand deposit account at a commercial bank, as well as funds held in a money market account at a securities dealer, to be cash. The Company has no other financial instruments which could be classified as cash or as cash equivalents.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - CAPITAL STOCK

The authorized, issued, and outstanding shares of capital stock at December 31, 2007 and 2006, consisted of Class A Common Stock, no par value, 90,000 shares authorized, with 15,000 shares issued and outstanding.

During 2007, the Company acquired 5,000 shares of Common Stock held as Treasury Stock. The Treasury Stock was acquired in settlement with a former officer and shareholder. See Note 8.

The Company has also authorized 10,000 shares of Class B Common Stock, non-voting, no par value, but no shares were issued and outstanding at December 31, 2007 or 2006.

NOTE 5 - RELATED PARTY TRANSACTIONS

During the years ended December 31, 2007 and 2006, the Company had close relations with Lucien, Stirling & Gray Advisory Group, Inc. formerly known as Strategic Senior Resources, Inc. (SSR). For the year ended December 31, 2007, the Company paid to Lucien, Stirling & Gray Advisory Group, Inc. $101,000, and for the year ended December 31, 2006, the Company paid to Lucien, Stirling & Gray Advisory Group, Inc. $74,000, which represented a significant portion of the Company's general and administration expenses, and included the salaries of the officers and owners of the Company. The Company and Lucien, Stirling & Gray Advisory Group, Inc. are related by virtue of 100% common ownership of each corporation by the same shareholders, each of whom have an equal ownership and voting interest in each of the two companies.

NOTE 6 - LEASES

In May 1998, the Company entered into a new five-year contract to continue leasing office space in the same building it had occupied for approximately six years, and also to lease additional space in the same building. The lease is classified as an operating lease. The lease was taken over by Lucien, Stirling & Gray Advisory Group, Inc. upon its renewal in 2003 as a continuation of the procedures described in Note 5 above.

NOTE 7 - PROPERTY & EQUIPMENT

The balances of major classes of depreciable assets at the balance sheet dates are:

	12/31/07	12/31/06
Furniture	$23,152	$23,152
Computers	7,609	16,798
Office Equipment	9,402	9,402
	$40,163	$49,352

NOTE 8 - ARBITRATION PROCEEDINGS

The Company was entered into arbitration proceedings at the hands of a former client of the Company. The proceedings were in the NASD Dispute Resolution, and a hearing was concluded on March 31, 2005. The claims against the Company were dismissed, and the Company incurred fees charged by the NASD Dispute Resolution in the amount of $14,200.

In 2006, the Company filed suit against a stockholder who is a former officer of the Company asserting claims including breach of contract, conversion, and withdrawal of consideration. The former officer has filed a counterclaim including minority oppression, which the Company has counterclaimed. These claims and counterclaims were settled in 2007 and culminated in the Company's purchase of 5,000 shares of Common Stock as Treasury Stock for $322.

There are no other known proceedings pending against the Company nor by the Company.


END